

How do you protect your loved ones?

Mission Statement: To revolutionize the construction industry through our 100% Advanced Fiber Reinforced Polymer (FRP) composite building systems and methods to reduce construction costs, total cost of ownership, and construction time while providing true sustainability.

Vision Statement: Adhering to our Guiding Principles we strive to provide financial savings and environmentally sustainable benefits for our customers.

Guiding Principles:
- People Are Our Most Important Resource
- Sustainable Products Are Key To Our Success
- Social Responsibility Is Core To Us
- Our Customers Are Our Focus
- Our Products Are Our Image
- Our Suppliers Are Our Partners
- Integrity and Ethics Is Never Compromised
- Profits Are Essential

"Any Sufficiently Advanced Technology is Indistinguishable from Magic"

—————————————
Arthur C. Clarke



NORTHSTAR
TECHNOLOGIES


To *Harness* the power of technology using digital engineering and automated manufacturing processes, to develop building solutions of the future.


To *Build* safer and more sustainable building structures using advanced composites and sustainable energy, to transition to a low carbon future to protect life and our planet.


To *Provide* a catalyst for transforming the construction industry to develop new building code standards.



It Starts with an Idea

- The construction industry has not changed in hundreds of years.

- Traditional building materials (wood, concrete and steel) fail over time and are no match for Mother Nature.

- True energy efficiency is hard to achieve.

- Maintenance, repair and renovations over the lifetime of the structure is necessary, time consuming and expensive.

Something must change. There must be a better way to build!





The Power of Science

- Northstar Technologies transforms the most advanced building materials into everyday residential and commercial structures. The results are surprising, yet easily appreciated.

- We believe functionality, safety and durability should not come with compromises to the environment or your well-being.

- We believe the time has come that sustainability needs to be more than just a concept.





Determination & Success

- Through diligent engineering and a desire to challenge long-standing construction practices, Northstar provides the end-user with a structure that looks familiar on the outside, but on the inside, contains a blueprint for next generation living.

- With Northstar patented Fiber Reinforced Polymer (FRP) systems and methods, we are redefining the standards for global construction.

"THE ONES WHO ARE CRAZY ENOUGH TO THINK THAT THEY CAN CHANGE THE WORLD, ARE THE ONES WHO DO."

- Steve Jobs

 To *Harness* the power of technology



With the integration of Envisioneer, AutoDesk Revit, and StrucSoft design and engineering software, Northstar's *Art-to-Part Process* takes a design concept through production in an entirely digital environment.



Our automated manufacturing process ensures consistent product quality.

The process is more precise than manual machining and can be made in the same manner repeatedly, increasing production speed and increased efficiency.



Our project management software manages our jobs efficiently, with real-time collaboration between our design team, supply chain, manufacturing and jobsite.

With centralized project plans, tasks and documents, we can design, manufacture, and build better, faster and smarter.

NORTHSTAR
TECHNOLOGIES

 To *Build* safer and more sustainable building structures



With the use of advanced composites, we reduce the amount of embodied carbon in our building structures.

Embodied carbon is the carbon footprint of a material. It considers how many greenhouse gases (GHGs) are released throughout the supply chain and is often measured with the boundaries of cradle-to-grave which is the most complete boundary condition.



Sustainable energy, is energy produced and used in such a way that it "meets the needs of the present", without compromising the ability of future generations to meet their own needs.



Life-Cycle-Assessment (LCA) is a methodology for assessing environmental impacts associated with all the stages of the life-cycle of a commercial product, process, or service.

Northstar works with sustainability leaders in product manufacturing, building design, construction and green labeling programs to enable smaller carbon footprint in our manufacturing and construction process.

NORTHSTAR
TECHNOLOGIES



To *Provide* a catalyst for the advancement of the construction industry



Northstar is a proud member of The American Institute of Architects, Design – Build Institute of America and the National Association of Home Builders. These organizations provide us the resources we need to do our best work and to drive positive change in the industry.



AIA The American Institute of Architects | DBIA DESIGN-BUILD INSTITUTE OF AMERICA | NAHB National Association of Home Builders

Through a diverse approach, Northstar is transforming the construction industry through building vibrant partnerships with industry leaders, and providing training for future leaders.

How can you make a difference?

More frequent and costly disasters demand that we adapt to the changing environment if we are to reduce disaster suffering. While it is the responsibility of local, state, tribal and territorial governments to enact strong building codes, ***your voice*** is essential in this process.

Reach out to your local and state representatives to advocate for sustainable building systems and methods.









NORTHSTAR TECHNOLOGIES



Northstar Manufacturing Plant
Bonita Springs, Florida

Specifications:

- 8,000 square feet

- MultiCAM Apex 3R Automated CNC

- Standard Tool Cross-Flow Paint Booth

- Donaldson Torit IRD Dust Collection System

Production Capacity: (Per Manufacturing Plant)

- (100) 2,100 square foot home per year at average of $225/SF

- Average OH&P – 26%



Our Standard Building Features

- 250 MPH Impact Protection

- Category 5 Hurricane Protection

- EF-5 Ground Tornado Protection

- Small Arms Ballistic Protection

- Class "A" 30-Minute Extended Fire Protection

- Earthquake Resistance

- Corrosion, Insect, Rot and Mold Resistant

- 50-year Structural Warranty



Familiar yet Advanced

- The Northstar team has worked hard to bring the benefits of using high performance advanced composite materials at a price that is comparable to conventional concrete block construction.

- We manufacture your project within a controlled environment, ensuring quality control is completed with the highest standards.

- Certified under the Florida Product Approval Testing & Standards ensures our customers will have the confidence they need to smartly invest in a product that can be passed down from generation to generation.



Maintenance Free & Energy Efficient

- 50-year structural system warranty

- No need to paint

- No need for wood or concrete repairs

- Increased insulation rating

- Thermal neutral structure

- 35% increase in solar panel performance

- Built like a Yeti cooler!





Environmental Sustainability

Northstar building systems contribute to numerous LEED categories:

- Net Zero Energy Building Envelopes

- Low embodied carbon

- Sustainable Design

- Sustainable Construction Process

- Fewer Resources

- Reduced Waste

- Negative Environmental Impacts

- Low Total Cost of Ownership over the life of the structure



Structural System

Northstar's FRP structural system is 80% lighter than steel, flexes without breaking and is thermal neutral.

Structural System Features:

- Pound-for-pound stronger than steel

- Maintenance Free

- No memory under bending action

- Corrosion, Insect, Rot and Mold Resistant

Structural System Components:

- Column and Beams

- Floor Truss and Joists

- Roof Truss and Joists

- Pilings

- Bulk-Heads

(Actual FRP columns and beams shown)



Exterior Walls

Northstar's FRP exterior walls come with two options: U.L. Level 1 Ballistic sheathing and Non-Ballistic sheathing.

Wall Features:

- Lightweight (5 lbs. psf vs 75 lbs. psf for concrete construction)

- Corrosion, Insect, Rot and Mold Resistant

- Water and Airtight

- Maintenance Free

- High Strength (250 mph Impact Resistant)

- Non-Thermal Transfer

- RF Transparent



Floor Decking

Northstar's floor decks are designed for single and multi-story residential or commercial buildings.

Floor Features:

- Pound-for-pound stronger than wood
- Corrosion, Insect, Rot and Mold Resistant
- Maintenance Free
- Compatible with all flooring finishes
- Water and Airtight
- Non-Thermal Transfer



Roof Decking

Northstar's Roof Decking is designed for flat and pitched roofs utilizing Northstar's FRP Trusses.

Roof Features:

- Lightweight
- Pound-for-pound stronger than plywood
- Corrosion, Insect, Rot and Mold Resistant
- Maintenance Free
- High Impact and Hail Damage Resistant
- Water and Airtight
- Non-Thermal Transfer
- RF Transparent



Exterior Finishes

Northstar Buildings are available with diverse selection of exterior finishing systems which provide unlimited texture and color options.

Northstar OEM Finishing System

- PPG AQUACRON 870 Waterborne Acrylic Polyurethane Enamel
- Stuc-o-Flex Elastomeric Acrylic Finish

Optional finishing Systems

- PCI-117 Architectural Precast Concrete Cladding
- Rainscreen Cladding



Insulation

Northstar Buildings are designed with ROCKWOOL insulation systems which provide real-world performance for the lifetime of our building.

Insulation Features:

- Northstar Buildings use ROCKWOOL insulation which delivers benefits beyond thermal performance in external walls, such as best in class fire resistance, exceptional noise reduction, water repellence as well as vapor permeability, and dimensional stability.

Power Management

Northstar can provide a full power management system that can be scaled to support your energy needs.

Power Management Features:

- A – Solar Power
- B - Inverter
- C – Home / Utility Grid
- D – Battery Storage
- E – Home Automation System
- F – Intelligent Breakers





Delta Model

Specifications:

- 2,892 Total square feet
- 2,292 Living square feet
- 3 Bedroom
- 3 Bath
- 3 Car Garage

Features:

- 250-mph impact rated
- Class "A" fire rated
- U.L. Listed Level 1 small arms ballistic rated
- 100% Fiber reinforced polymer construction
- Pre-wire for solar and off-grid operation
- 50-year structural warranty



Echo Model

Specifications:

- 2,230 Total square feet
- 2,292 Living square feet
- 3 Bedroom
- 3 Bath
- Optional Detached Garage

Features:

- 250-mph impact rated
- Class "A" fire rated
- U.L. Listed Level 1 small arms ballistic rated
- 100% Fiber reinforced polymer construction
- Pre-wire for solar and off-grid operation
- 50-year structural warranty



Sierra Model

Specifications:

- 2,550 Total square feet

- 1,852 Living square feet

- 3 Bedroom

- 2 Bath

- Stilt-home with ground level storage room

Features:

- 250-mph impact rated

- Class "A" fire rated

- U.L. Listed Level 1 small arms ballistic rated

- 100% Fiber reinforced polymer construction

- Pre-wire for solar and off-grid operation

- 50-year structural warranty



Custom Built – Forever Homes

Specifications:

- Designed for luxury

- Expansion to our customers current needs and future growth

- Pre-wired for off-grid solar and alternative power

- Turn-key Design/Build solutions

Safety Features:

- 250-mph impact rated

- Class "A" fire rated

- Seismic Resistant

- U.L. Listed Level 1 small arms ballistic rated

- 100% Fiber reinforced polymer construction

- 50-year structural warranty



The Future is Now

Together, we can redefine the standards for safe and sustainable global living.



We Are Growing!

- Northstar is the only company manufacturing 100% FRP residential and commercial structures.

- Northstar is actively looking for the right financial partner to help us expand our manufacturing and business development opportunities.

- We are available to provide detailed information if you believe that Northstar may be the right fit for your investment portfolio.

- For immediate consideration please visit our NetCapital investment page at https://netcapital.com/companies/northstar-tgi

- Together, we can redefine the standards for global construction.

Northstar Technologies Group, Inc.
365 Fifth Avenue S. Suite 219
Naples, Florida 34102
239.289.2420
dparker@northstartgi.com

www.northstartgi.com



Why is sustainability important

The oceans and forests absorb carbon, stabilize the climate, and release life-sustaining oxygen.



How it relates to you

Climate change, and our response, will determine the future for all life on this planet for future generations.



How to join the cause

Protect the oceans, protect the climate.

Invest in Northstar Technologies Group

netcapital.com/companies/northstar-tgi

365 Fifth Avenue S., Suite 219, Naples, Florida 34102
northstartgi.com

NORTHSTAR
TECHNOLOGIES



Our structures are made to last.